SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Aspect Medical Systems, Inc

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

045235108

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
Telephone: 212-756-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045235108	13D	Page 2

1.	Names Of Reporting Persons First Manhattan Co.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E) ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None

	8.	Shared Voting Power: 3,012,900

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 3,012,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,012,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11): 17.3%

14.	Type of Reporting Person: BD, IA, PN

CUSIP No. 045235108	13D	Page 3

1.	Names Of Reporting Persons First BioMed Management Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E) ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,351,300

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,351,300

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11): 7.8%

14.	Type of Reporting Person: IA

CUSIP No. 045235108	13D	Page 4

1.	Names Of Reporting Persons Vincent P. Scialli

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E) ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,000

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 2,000

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person: IN

     This Amendment No. 4 to Schedule 13D is being filed to amend and supplement the statements on Schedule 13D previously filed by First Manhattan Co., First BioMed Management Associates, LLC and Vincent P. Scialli. Except as amended and supplemented hereby, such statements remain in full force and effect.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

On September 27, 2009, in connection with the execution of the Agreement and Plan of Merger, among United States Surgical Corporation (“Parent”), Transformer Delaware Corp. and the Issuer, dated September 27, 2009 (the “Merger Agreement”), First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P. (collectively, the “Stockholders”) entered into an agreement with Parent (the “Agreement”), which provides, among other things, that the Stockholders agree not to (i) transfer prior to the Termination Date (as defined in the Agreement) any Shares in a transaction in which either Dr. Colin or Mr. Scialli knows that the transferee has publicly made, or intends to make, an Acquisition Proposal (as defined in the Merger Agreement) and (ii) engage in the solicitation activities that are prohibited in Section 6.1 of the Merger Agreement. On September 27, 2009, Mr. Scialli, along with the other directors of the Issuer, entered into an agreement with Parent and Transformer Delaware Corp. (the “Tender and Voting Agreement”), which provides, among other things, that Mr. Scialli (i) agrees to tender the Shares owned by him in the tender offer contemplated by the Merger Agreement, (ii) appoints Parent as his proxy with respect to the Shares owned by him to vote in favor of the adoption of the Merger Agreement and (iii) grants to Parent an option to purchase the Shares owned by him if Shares are acquired pursuant to the tender offer contemplated by the Merger Agreement and Mr. Scialli has failed to tender the Shares owned by him in such tender offer. Copies of the Agreement and the Tender and Voting Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

On September 27, 2009, in connection with the execution of the Merger Agreement, the Stockholders entered into the Agreement, which provides, among other things, that the Stockholders agree not to (i) transfer prior to the Termination Date (as defined in the Agreement) any Shares in a transaction in which either Dr. Colin or Mr. Scialli knows that the transferee has publicly made, or intends to make, an Acquisition Proposal (as defined in the Merger Agreement) and (ii) engage in the solicitation activities that are prohibited in Section 6.1 of the Merger Agreement. On September 27, 2009, Mr. Scialli, along with the other directors of the Issuer, entered into the Tender and Voting Agreement, which provides, among other things, that Mr. Scialli (i) agrees to tender the Shares owned by him in the tender offer contemplated by the Merger Agreement, (ii) appoints Parent as his proxy with respect to the Shares owned by him to vote in favor of the adoption of the Merger Agreement and (iii) grants to Parent an option to purchase the Shares owned by him if Shares are acquired pursuant to the tender offer contemplated by the Merger Agreement and Mr. Scialli has failed to tender the Shares owned by him in such tender offer. Copies of the Agreement and the Tender and Voting Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Agreement.

Exhibit 99.2:     Tender and Voting Agreement.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009

FIRST MANHATTAN CO.
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
By FIRST MANHATTAN CO.,
   Co-Managing Member
By FIRST MANHATTAN LLC,
   General Partner

By: /s/ Neal K. Stearns
Name:   Neal K. Stearns
Title:     Managing Member

/s/ Vincent P. Scialli
              Vincent P. Scialli